April 22, 2016

VIA HAND DELIVERY AND EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ingevity Corporation Amended Registration Statement on Form 10-12B Filed April 22, 2016 File No. 001-37586

Dear Mr. Ingram:

On behalf of our client, Ingevity Corporation (“Ingevity” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 22, 2016, regarding the Company’s Amended Registration Statement on Form 10 (File No. 001-37586) (the “Form 10”) filed on April 22, 2016. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 6 to the Form 10 (“Amendment No. 6”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 6, is being provided to show the revisions from the version of the Form 10 filed on April 22, 2016.

April 22, 2016

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6. All page references in the responses set forth below shall refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 6.

Information Statement filed as Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements, page 43

1.	Please enhance your disclosures in footnotes (E) and (F) of the pro forma combined statement of operations to clearly show how you compute basic and diluted pro forma earnings per share. In this regard, we note your disclosure that you estimate approximately 42 million shares of Ingevity common stock will be issued and outstanding immediately after the distribution. However, we note the estimated numbers of shares you use to compute basic and diluted pro forma earnings per share are based on WestRock’s weighted-average shares outstanding during the year ended December 31, 2015. We further note the merger between Rock-Tenn Company and MeadWestvaco Corporation on July 1, 2015 significantly impacted WestRock’s outstanding shares. Given that the pro forma combined statement of operations is required to reflect the distribution as if it occurred on January 1, 2015, it appears to us that it would be more appropriate to compute basic and diluted pro forma earnings per share based on the number of shares of Ingevity common stock that will be issued and outstanding immediately after the distribution. Please revise or clarify why you believe your current presentation is appropriate.

Response: In Response to the Staff’s comment, the disclosures on pages 17, 44 and 45 have been revised.

* * * * * *

April 22, 2016

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403–1065 or at CNDarnell@wlrk.com.

Sincerely yours,

/s/ Chelsea N. Darnell, Esq.

Wachtell, Lipton, Rosen & Katz

Enclosures

CC:	Robert B. McIntosh, Esq.
Executive Vice President, General Counsel and Secretary, WestRock Company
Katherine Pryor Burgeson, Esq. Senior Vice President, General Counsel and Secretary, Ingevity Corporation Gregory E. Ostling, Esq. Partner, Wachtell, Lipton, Rosen & Katz